Phone:     (212) 885-5393

Fax:         (917) 332-3732

Email:     eseer@blankrome.com

August 25, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raj Rajan

Re:	The Providence Service Corporation

Form 10-K

Filed March 16, 2006

File No. 000-50364

Dear Mr. Rajan:

On behalf of our client, The Providence Service Corporation (the “Company”), this will confirm our conversation yesterday where I advised you of the Company’s request that the due date for responding to the staff’s August 14, 2006 comment letter be extended until Friday, September 15, 2006. The Company appreciates the staff affording it the additional time to respond to the comment letter.

If you have any questions regarding this matter, please feel free to contact me at (212) 885-5393.

Very truly yours,

/s/ Ethan Seer
Ethan Seer

cc:	Fletcher McCusker